Unleash Innovation TSMC, Ltd© 02024 TSMC Property Unleash Innovation 2024 Third Quarter Earnings Conference October 17, 2024

Unleash Innovation TSMC, Ltd© 12024 TSMC Property Agenda • Welcome Jeff Su, IR Director • 3Q24 Financial Results and 4Q24 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, Chairman & CEO • Q&A

Unleash Innovation TSMC, Ltd© 22024 TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2023 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 18, 2024 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation TSMC, Ltd© 32024 TSMC Property Selected Items from Statements of Comprehensive Income 3Q24 (In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 23.50 22.4-23.2 20.82 17.28 +12.9% +36.0% Net Revenue 759.69 673.51 546.73 +12.8% +39.0% Gross Margin 57.8% 53.5%-55.5% 53.2% 54.3% +4.6 ppts +3.5 ppts Operating Expenses (79.08) (70.30) (68.70) +12.5% +15.1% Operating Margin 47.5% 42.5%-44.5% 42.5% 41.7% +5.0 ppts +5.8 ppts Non-Operating Items 23.42 19.75 13.87 +18.6% +68.8% Net Income Attributable to Shareholders of the Parent Company 325.26 247.85 211.00 +31.2% +54.2% Net Profit Margin 42.8% 36.8% 38.6% +6.0 ppts +4.2 ppts EPS (NT Dollar) 12.54 9.56 8.14 +31.2% +54.2% ROE 33.4% 26.7% 25.8% +6.7 ppts +7.6 ppts Shipment (Kpcs, 12"-equiv. Wafer) 3,338 3,125 2,902 +6.8% +15.0% Average Exchange Rate--USD/NTD 32.32 32.50 32.35 31.64 -0.1% +2.1% * Diluted weighted average outstanding shares were 25,928mn units in 3Q24 ** ROE figures are annualized based on average equity attributable to shareholders of the parent company 3Q24 2Q24 3Q23 3Q24 Over 2Q24 3Q24 Over 3Q23 Statements of Comprehensive Income

Unleash Innovation TSMC, Ltd© 42024 TSMC Property - 50 100 150 200 250 300 350 400 450 500 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 R e v e n u e ( N T $ B ) 7nm 5nm 3nm 3Q24 Revenue by Technology 7nm and Below Revenue 0.11/0.13um 2% 90nm 1% 0.25um and above 1% 40/45nm 4% 28nm 7%16nm 8% 0.15/0.18um 4% 65nm 4% 7nm 17% 5nm 32% 3nm 20%

Unleash Innovation TSMC, Ltd© 52024 TSMC Property 3Q24 Revenue by Platform +11% +16% +35% +6% -19% +8% Growth Rate by Platform (QoQ) Automotive 5% DCE 1% Others 2% IoT 7% Smartphone Automotive OthersHPC IoT DCE HPC 51% Smartphone 34%

Unleash Innovation TSMC, Ltd© 62024 TSMC Property Selected Items from Balance Sheets (In NT$ b illions) Amount % Amount % Amount % Cash & Marketable Securities 2,167.60 35.2% 2,048.64 34.3% 1,551.32 28.3% Accounts Receivable 249.97 4.1% 210.21 3.5% 222.83 4.1% Inventories 292.88 4.7% 272.49 4.5% 262.09 4.8% Long-term Investments 127.33 2.1% 140.22 2.4% 116.35 2.1% Net PP&E 3,071.60 49.8% 3,105.86 51.9% 3,132.66 57.1% Total Assets 6,165.66 100.0% 5,982.36 100.0% 5,484.56 100.0% Current Liabilities 1,080.40 17.5% 1,048.92 17.5% 970.04 17.7% Long-term Interest-bearing Debts 936.16 15.2% 974.34 16.3% 937.49 17.1% Total Liabilities 2,143.74 34.8% 2,162.22 36.1% 2,111.74 38.5% Total Shareholders' Equity 4,021.92 65.2% 3,820.14 63.9% 3,372.82 61.5% Key Indices A/R Turnover Days Inventory Turnover Days Current Ratio (x) Asset Productivity (x) * Total outstanding shares were 25,933mn units at 9/30/24 ** Asset productivity = Annualized net revenue / Average net PP&E 2.6 2.5 2.1 1.0 0.9 0.7 87 3Q24 2Q24 3Q23 28 28 35 83 96 Balance Sheets & Key Indices

Unleash Innovation TSMC, Ltd© 72024 TSMC Property (In NT$ billions) 3Q24 2Q24 3Q23 Beginning Balance 1,799.13 1,698.20 1,276.72 Cash from operating activities 391.99 377.67 294.65 Capital expenditures (207.08) (205.68) (226.62) Cash dividends (90.76) (90.76) (71.30) Bonds payable (5.25) 11.50 9.80 Investments and others (1.25) 8.20 28.56 Ending Balance 1,886.78 1,799.13 1,311.81 Free Cash Flow 184.91 171.99 68.03 Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

Unleash Innovation TSMC, Ltd© 82024 TSMC Property 4Q24 Guidance ◼ Revenue to be between US$26.1 billion and US$26.9 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 32 NT dollars, management expects: ◼ Gross profit margin to be between 57% and 59% ◼ Operating profit margin to be between 46.5% and 48.5%

Unleash Innovation TSMC, Ltd© 92024 TSMC Property • Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements • Amkor and TSMC to Expand Partnership and Collaborate on Advanced Packaging in Arizona (2024/10/04) • European Semiconductor Manufacturing Company Breaks Ground on Dresden Fab (2024/08/20) • TSMC Board of Directors Approved NT$4.00 Cash Dividend for the Second Quarter of 2024 and Set December 12 as the Ex-Dividend Date, December 18 as the Record Date and January 9, 2025 as the Distribution Date (2024/08/13) Recap of Recent Major Events

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